Mail Stop 3561

February 1, 2010

Via U.S. Mail

Sally J. Smith
Chief Executive Officer and President
Buffalo Wild Wings, Inc.
5500 Wayzata Boulevard, Suite 1600
Minneapolis, MN 55416

Re: **Buffalo Wild Wings, Inc.**
                Form 10-K for the fiscal year ended December 28, 2008
                Filed February 27, 2009

                Preliminary Proxy on Schedule 14A
                Filed March 30, 2009
                File No. 000-24743

Dear Ms. Smith:

       We have completed our review of your Form 10-K for the fiscal year ended December 28, 2008 and related filings and have no further comments at this time.

                                 Regards,

                                   J. Nolan McWilliams
                                   Attorney-Adviser